2121 North Pearl Street, Suite 900 Dallas, TX 75201 +1 214-453-6500 +1 214-453-6400

KENNETH L. BETTS

PARTNER

214-453-6435

kbetts@winston.com

June 18, 2024

SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

Re:	Connect Invest II LLC

Offering Statement on Form 1-A

Filed March 25, 2024

File No. 024-12415

Ladies and Gentlemen:

This letter is submitted on behalf of Connect Invest II LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A filed on March 25, 2024 (the “Offering Statement”), as set forth in the Staff’s letter, dated April 18, 2024, addressed to Mr. Todd B. Parriott, the Company’s Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing an amendment (the “Amendment”) to the Offering Statement, which includes changes to reflect responses to the Staff’s comments contained in the Comment Letter.

For your convenience, the Staff’s comments are set forth below in bold font, with the Company’s response immediately following such comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment.

Offering Statement on Form 1-A filed March 25, 2024

Offering Circular Summary

Our Business, page 3

1.	We note that the real estate loans to be funded are currently only those loans originated by your affiliate Ignite Funding LLC. Please clarify whether any real estate loans to be acquired using proceeds from the sale of Notes have been specifically identified. To the extent identified projects exist, expand your disclosures to describe the relevant characteristics of real estate underlying the real estate loans acquired, which may include but is not limited to geography, commercial nature, and any relevant facts that are utilized in assessing your basic qualification and financing requirements.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on pages 3 and 22 to clarify that the Company has not identified any real estate loans to be acquired with the proceeds of the Offering.

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

June 18, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

2.	We note your disclosure on Note 3 to Financial Statements on F-9 the CD payables maturing in 2024 of $2,147,091 and 2025 of $801,796, and your cash balance totaling approximately $198,000 as of June 30, 2023. Please expand your discussion to include the maturity of your loans receivable that may be used to fund the CD payments and/or your plans to remedy any potential deficiency, including reliance on financing provided by your member. Refer to Item 9(b) of Form 1-A

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 34 to address the use of proceeds from the repayment of the real estate loans and the availability supplemental credit to address any shortfall in funds required for the repayment of Notes as they mature.

Results of Operations, page 33

3.	Please revise this section to provide more detailed disclosure regarding your operating results and trend information. Refer to Items 9(a) and 9(d) of Form 1-A.

RESPONSE: The Company has added additional disclosure on page 33 under the caption “Results of Operations” to address the Staff’s comment.

Management, page 34

4.	We note that Mason Weiler is your principal financial officer. Please provide disclosure for Mason Weiler in this section or advise. Refer to Instruction 2 to Item 10(a) of Form 1-A.

RESPONSE: The Company has added additional disclosure on page 35 under the caption “Management” to address the Staff’s comment.

Experts, page 43

5.	We note your disclosure the financial statements included are as of December 31, 2023, and in reliance on the report of RubinBrown LLP. However, the financial statements included with this offering re as of and for the fiscal years ended December 31, 2022, and 2021. Please revise or advise. Additionally, amend to include a written consent from your auditor consenting to the use of its report as an Exhibit. Refer to Item 17 of the General Instructions to Form 1-A

RESPONSE: In response to the Staff’s comment, the Company has included audited financial statements for its fiscal years ended December 31, 2022, and December 31, 2023. In addition, the Company has included the consents of each of its auditors as Exhibits 11.2 and 11.3.

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

June 18, 2024

Interim Financial Statements (Unaudited)

Statements of Operations and Member’s Equity (Deficit), page F-4

6.	Please amend to separately present your statement of operations and statement of member’s equity. Your statement of member’s equity should illustrate the impact of current period net income (loss) as presented within the separately presented statement of operations. Refer to Form 1-A Part F/S (c)(1) and (b)(4).

RESPONSE: In response to the Staff’s comment, the Company has provided the requested disclosure in its audited financial statements for the fiscal year ended December 31, 2023, included in the Amendment.

Notes to Financial Statements

Note 2 – Loans Receivable, page F-8

7.	We note you participate in collateralized short-term real estate loans that are generally due within one year. As we are unclear as to the composition of your loans receivable balance, please address the following:

•	As you indicate that you analyze credit risk between commercial and residential loan categories, provide in a tabular format the overall composition of your loans receivable, as well as how you consider expected credit losses on a collective basis of loans with similar risk characteristics, to permit an investor to sufficiently assess your portfolio. Your portfolio-level detail may be based on an internal risk ratings used, allocation among different loan-to-value or loan-to-cost ratios, organization or maturity dates, or any other relevant factors used in assessing loans receivable; refer to ASC.

•	Tell us whether you have a significant asset concentration of loans receivable outstanding, detailing to the extent possible the number of loans within each of your self-identified pooled loan characteristics.

RESPONSE: In response to the Staff’s comment, the Company has provided the requested disclosure in Note 2 to its audited financial statements for the fiscal year ended December 31, 2023, included in the Amendment.

Note 4 – Related Party Transactions, page F-10

8.	We note your disclosure the filing of Notices of Default due to delinquency of interest payments for two loans. Please expand your disclosure to include the following; refer to ASC 310-10-35:

•	description of the factors contributing to impairment,
•	amount recognized in the allowance for these two loans or amount recognized in the income statement,
•	aging of all past due amounts by class, and
•	separately, disclose the principal amount and maturity date of the two loans in default.

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

June 18, 2024

RESPONSE: In response to the Staff’s comment, the Company has provided the requested disclosure in Note 4 to its audited financial statements for the fiscal year ended December 31, 2023, included in the Amendment.

Note 4 – Related Party Transaction, page F-10

9.	We note your balance sheet as of June 30, 2023, discloses amounts due from and due to Connect Invest Corporation. However, your disclosure herein does not include the relationship, nor the description of these transactions. Please expand your Note 4 with the description of the transactions between the company and Connect Invest Corporation.

RESPONSE: In response to the Staff’s comment, the Company has provided the requested disclosure in Note 4 to its audited financial statements for the fiscal year ended December 31, 2023, included in the Amendment.

Note 5 – Subsequent Events, page F-10

10.	Please amend your disclosure to affirmatively identify the date through which you have evaluated events and transactions for potential recognition or disclosure, as your current disclosure provides an open reference to such date.

RESPONSE: In response to the Staff’s comment, the Company has provided the requested disclosure in Note 5 to its audited financial statements for the fiscal year ended December 31, 2023, included in the Amendment.

General

11.	Please amend your offering circular to update your financial statements and related financial disclosures. Refer to Part F/S in Form 1-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment to update the financial statements and related financial disclosures.

12.	Please update the disclosure throughout the filing to the most recent practicable date. We note, for example, the amount raised is as of February 24, 2024, on page 18 and the historical loan funding is from 2018 through 2021 on page 27.

RESPONSE: In response to the Staff’s comment, the Company has revised the updated the applicable disclosure in the Amendment to the most recent practicable date.

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

June 18, 2024

If you have any questions or would like additional information in connection with these comments, please contact me at (214) 453-6435 or by email at kbetts@winston.com.

Sincerely,

/s/ Kenneth L. Betts

Enclosures

cc: Todd B. Parriott